EXHIBIT (12) - Computation of Ratio of Earnings to Fixed Charges

The Boeing Company and Subsidiaries

(Dollars in millions)

Year ended December 31,	2006	2005	2004	2003	2002
Earnings before federal taxes on income	$3,194	$2,819	$1,960	$500	$3,143
Fixed charges excluding capitalized interest	636	699	735	777	704
Amortization of previously capitalized interest	51	54	48	53	55
Net adjustment for earnings/(loss) from affiliates	(12)	(9)	27	103	385
Earnings available for fixed charges	$3,869	$3,563	$2,770	$1,433	$4,287

Fixed charges:
Interest and debt expense	$593	$653	$685	$716	$639
Interest capitalized during the period	110	84	71	72	80
Rentals deemed representative of an interest factor	43	46	50	61	65
Total fixed charges	$746	$783	$806	$849	$784

Ratio of earnings to fixed charges	5.2	4.6	3.4	1.7	5.5

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